

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2011

Via E-mail
Mr. Douglas P. Williams
Principal Financial Officer
Wells Capital, Inc.
6200 The Corners Parkway
Norcross, GA 30092-3365

      Re: **Wells Real Estate Fund VIII, L.P.**
           Wells Real Estate Fund IX, L.P.
           Wells Real Estate Fund XI, L.P.
           Wells Real Estate Fund XII, L.P.
           Wells Real Estate Fund XIII, L.P.
           Wells Real Estate Fund XIV, L.P.
           Wells Mid-Horizon Value-Added Fund I, L.L.C.
           Wells Real Estate Investment Trust II, Inc.
           Forms 10-K for the fiscal year ended December 31, 2010
           Filed March 11, 2011
           File Nos. 000-27888, 000-22039, 000-25731, 000-30287, 000-49633, 000-50647,
           000-53626, 000-51262

Dear Mr. Williams:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Daniel L. Gordon

           Daniel L. Gordon
           Branch Chief